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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                                  Halis, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  405887 10 0
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Michael M. Smith
                            Gambrell & Stolz, L.L.P
                          Suite 4300, SunTrust Plaza
                          303 Peachtree Street, N.E.
                            Atlanta, Georgia 30308
                            Telephone: 404-577-6000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    4-1-98+
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Healthwatch, Inc. and Paul W. Harrison have had an interest in Halis, Inc. dating back to approximately April 1998. However, Schedule 13D was inadvertently never filed. As discussed in Item 3, numerous transactions between Halis, Inc., Mr. Harrison and Healthwatch, Inc. occurred between April 1998 and the date of this filing. This filing describes the ownership interest of Mr. Harrison and Healthwatch, Inc. in Halis, Inc. as of the date of this filing. Moreover, Halis, Inc., Healthwatch, Inc. and Mr. Harrison have reported the ownership interest described in this filing in Forms 10-KSB, Forms 10-QSB, Proxy Statement and Forms 3, 4 and 5's filed with the Commission from time to time.

                     --SCHEDULE 13D PAGE 2 OF 2 TEMPLATE--
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                                 SCHEDULE 13D
CUSIP NO. 405 887 10 0
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Heatlhwatch, Inc.                   84-0916792
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          State of Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            40,763,655
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              40,763,655
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          40,763,655
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          46.68%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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                     --SCHEDULE 13D PAGE 2 OF 2 TEMPLATE--
===============================================================================

                                 SCHEDULE 13D
CUSIP NO. 405 887 10 0
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Paul W. Harrison                     Not Required
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            49,086,004
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                      -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            49,086,004
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          49,086,004
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          53.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Schedule 13D of Paul W. Harrison and HealthWatch, Inc ("HealthWatch") with respect to the Common Stock of Halis, Inc. (the "Company").

ITEM 1    SECURITY AND ISSUER

          Title of class of securities:  Common Stock, $.01 par value per share,
          ----------------------------
          of the Company (Common Stock")

          Name and Address of the principal executive officers of issuer:
          --------------------------------------------------------------

          Paul W. Harrison, Chairman of the Board, Chief Executive Officer and President
          3525 Piedmont Road, Suite 300
          7 Piedmont Center
          Atlanta, Georgia 30305

ITEM 2    IDENTITY AND BACKGROUND
          The following persons are filing this statement as a group, as they may be deemed to beneficially own their shares of Common Stock as a group:


     (a)  Harrison
          --------
          (i)       Name:                         Paul W. Harrison
          (ii)      Business Address:             HealthWatch, Inc.
                                                  3525 Piedmont Road, Suite 300
                                                  7 Piedmont Center
                                                  Atlanta, Georgia 30305
          (iii)     Principal Occupation
                    or Employment:                Chief Executive Officer of HealthWatch,
                                                  Inc. and Halis, Inc.
          (iv)      Criminal Convictions:         None
          (v)       Special Civil Proceedings:    None
          (vi)      Citizenship:                  United States of America

     (b)  HealthWatch, Inc.
          -----------------

          (i)       Name:                         HealthWatch, Inc.
          (ii)      State of Incorporation:       Minnesota
          (iii)     Principal Business:           Computer software licensing and services
          (iv)      Principal Business and
                    Office Address:               3525 Piedmont Road, Suite 300
                                                  7 Piedmont Center

                                                  Atlanta, Georgia 30305
          (v)       Criminal Convictions:         None
          (vi)      Special Civil Proceedings:    None

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Harrison's beneficial ownership of Common Stock is based on 3,678,349 shares owned directly by Mr. Harrison and the options to purchase 4,644,000 shares which are immediately exercisable. In addition, Mr. Harrison is deemed to be the beneficial owner of 15,763,655 shares owned directly by HealthWatch, Inc. along with a three month option (granted April 29, 2000) to purchase an additional 25,000,000 shares which is immediately exercisable, as a result of his position as Chairman of the Board, Chief Executive Officer and President of HealthWatch, Inc.

          Mr. Harrison acquired his shares of Common Stock and options through numerous transactions dating back to 1997. The Common Stock was issued in connection with consulting services performed by Mr. Harrison and in lieu of salary and amounts due to Mr. Harrison. In addition, Mr. Harrison has also purchased Common Stock in private placements with the use of his personal funds.

          HealthWatch is the direct owner of 15,763,655 shares of Common Stock and has a three month option, beginning April 29, 2000, to purchase an additional 25,000,000 shares of Common Stock at $.20 per share.

          Through April 1998, HealthWatch had acquired approximately 2,762,000 shares of Common Stock, approximately 6% of the issued and outstanding Common Stock, through private placements with the Company. In October 1998, HealthWatch acquired Paul Harrison Enterprises, Inc. ("PHE") through a merger transaction. At the time of the merger, PHE held 6,177,010 shares of Common Stock. This increased HealthWatch's ownership to 8,939,010, or approximately 19% of the Company. In January 1999, HealthWatch converted outstanding debt owed by the Company into 1,824,645 shares of Common Stock. Finally, on April 29, 2000, the Company exercised a financing option (discussed below in Item 6 and Item 7) to acquire 5,000,000 shares of Common Stock at $.20 per share, for a total purchase price of $1,000,000. The above detailed acquisitions by HealthWatch were made out of HealthWatch's working capital.

ITEM 4    PURPOSE OF TRANSACTION

          The original investment in the Company by HealthWatch was made in connection with a business collaboration agreement whereby the Company and HealthWatch agreed to share client sales leads and collaborate on the development of healthcare related software applications. Furthermore, HealthWatch has allowed the Company to convert some monies that were due and payable to HealthWatch into Common Stock. Additionally, on March 8, 2000, HealthWatch and the Company executed a letter of intent for the merger of the Company with and into HealthWatch, or a subsidiary of HealthWatch. In connection with such potential merger, the Company and HealthWatch executed a financing option for the purchase of Common Stock by HealthWatch in order to provide working capital needed by the Company (See Item 6 and Item 7).


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     (a)  (i) Amount and Percentage Beneficially owned by Reporting Persons:

                                Number of Shares    Percentage
          Name                 Beneficially Owned   of Class /(1)/
          ----                 ------------------   --------------

          Paul W. Harrison             49,086,004   53.38 %
          HealthWatch, Inc.            40,763,655   46.68 %
          Group                        49,086,004   53.38 %

          __________________
          /(1)/ Based on 62,317,222 shares of Common Stock outstanding, plus option to purchase 29,644,000 shares of Common Stock, exercisable within 60 days, held by Mr. Harrison and HealthWatch, Inc.

          (ii)   Amount and Percentage Beneficially Owned by Group:

          Mr. Harrison may be deemed to be the beneficial owner of the shares of Common Stock owned by HealthWatch as a result of his position as the Chairman of the Board of Directors, Chief Executive Officer and President of HealthWatch.

     (b)  Number of shares as to which such person has:

          (i)       sole power to vote:

                    Name                     Shares
                    ----                     ------

                    Paul W. Harrison       49,086,004

                    HealthWatch, Inc.      40,763,655
                    Group                  49,086,004

          (ii)      shared power to vote or to direct the vote:


                    Name                     Shares
                    ----                     ------

                    Paul W. Harrison              -0-
                    HealthWatch, Inc.             -0-
                    Group                         -0-

          (iii)     sole power to dispose or to direct the disposition of:

                    Name                     Shares
                    ----                     ------

                    Paul W. Harrison       49,086,004
                    HealthWatch, Inc.      40,763,655
                    Group                  49,086,004

          (iv)      shared power to dispose or to direct the disposition of:


                    Name                     Shares
                    ----                     ------

                    Paul W. Harrison              -0-
                    HealthWatch, Inc.             -0-
                    Group                         -0-

     (c)  Transactions in past 60 days:

          On April 29, 2000, HealthWatch purchased 5,000,000 shares of Common Stock at a price of $.20 per share for a total purchase price of $1,000,000.


     (d) Rights to receive or direct dividends or proceeds held by third parties:

               None.

     (e) Date ceased to be 5% beneficial owner:

               Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          HealthWatch, Inc. and the Company have entered into a Letter of Intent for the merger of the company with and into HealthWatch. In connection with the merger transaction, the Company granted HealthWatch, Inc. a financing option to purchase up to 5,000,000 shares of Common Stock at $.20 per share for a total purchase price of $1,000,000. Upon execution of the financing option, HealthWatch shall be granted a second financing option to purchase up to 25,000,000 shares of Common Stock at $.20 per share for a total purchase price of $5,000,000.

          On April 29, 2000, HealthWatch, Inc. exercised the first financing option for the purchase of 5,000,000 shares of Common Stock for a total purchase price of $1,000,000. HealthWatch, Inc. now has three months to exercise the second purchase option for up to 25,000,000 shares of Common Stock at $.20 per share.

          HealthWatch and the Company currently operate under a business collaboration agreement whereby the Company and HealthWatch share sales prospects and collaborate on the development of software applications for the healthcare industry. In addition, the Company and HealthWatch have granted the other party certain non-exclusive licenses to each others technology.

          The Company and HealthWatch also operate under a cost sharing arrangement in which the parties share the cost of certain corporate office space and administrative support and personnel. The amounts paid under this arrangement are allocated based on actual time and use by each company.

          Paul W. Harrison is the Chairman, Chief Executive Officer and President of both HealthWatch, Inc. and the Company.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

          The Letter of Intent between HealthWatch, Inc. and the Company, referenced in Item 6, is included as Exhibit 99.2 to the Company's Annual Report on Form 10-KSB; filed with the Commission on April 26, 2000, and is hereby incorporate herein by this reference thereto.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:



June 19, 2000                 /s/ Paul W. Harrison
                              Paul W. Harrison

                              HEALTHWATCH, INC.

June 19, 2000                 By: /s/ Paul W. Harrison
                              Paul W. Harrison, President